Mail Stop 4561

January 22, 2008

By U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: **Citigroup, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for the Period Ended September 30, 2007
              File No. 001-09924

Dear Mr. Crittenden:

We have reviewed your response filed with the Commission on December 14, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 4. Business Segments, page 120

1.   We note your response to our prior comment 3 in your letter dated December 14, 2007. Please address the following:

        •   In footnote 6 to the table on page 3, and in numerous other similar tables throughout Management's Discussion and Analysis, define Return on Risk Capital as annualized income from continuing operations divided by average risk capital. Therefore, it appears that the most analogous GAAP measure is Return on GAAP Capital, and that your calculation of Return on Risk Capital can be reconciled to that measure. Please revise your disclosures to reconcile the amounts adjusted from your GAAP capital to arrive at your Risk Capital figure, or provide additional information as to why you are unable to do so.

- Similarly, in footnote 6 to the table on page 3, and in numerous other similar tables throughout Management's Discussion and Analysis, you define Return on Invested Capital as income adjusted to exclude a net internal charge Citigroup levies on the goodwill and intangible assets of each business offset by each business' share of the rebate of the goodwill and intangible asset charge. Therefore, it appears that the most analogous GAAP measure is Return on GAAP Capital. Therefore, please revise your disclosures to reconcile the amounts adjusted from both your GAAP income and your GAAP capital.

Note 23, Derivative Activities, page 148

2. Please refer to our previous comments 5 and 6 in our letter dated October 23, 2007 and tell us the following additional information:

- For the floating rate available-for-sale debt securities hedging relationship for which you considered only r and r^2, please tell us specifically if you believe you would have passed the slope and t-test if you had considered them as a part of your hedge effectiveness assessment methodology.

- If so, tell us the basis for this conclusion.

- If you do not have reason to believe you would have passed the slope and t-test for these hedge relationships, please tell us whether you believe the impact of not applying hedge accounting for these hedges would have been material to the annual and quarterly periods for the last three years.

- In the future, please include these outputs in evaluating each hedging relationship for which you use the regression analysis method of hedge effectiveness assessment.

3. Please address the following regarding your response to prior comment 8 from your letter dated December 14, 2007:

- It is not clear from your response to the bullet regarding your accounting for any dealer profit received whether the dealer profit is eliminated in consolidation for income statement purposes. Please explain whether the limitations you described are purely geographical in nature or may result in double-counting on the income statement. To the extent the latter situation is true, please tell us how you concluded the impact is immaterial to the annual and quarterly periods during the last three years.

- To the extent you historically applied, or currently apply, the shortcut method to any relationship where cash is received or exchanged with an external counterparty, or where you recognize a dealer profit, please tell us how you determined that these relationships met the criteria of paragraph 68(b) of SFAS 133.

4. Please refer to your response to prior comment 16 from your letter dated December 14, 2007. For the hedging instruments selected in your limited random sample, you state that you determined that the small daily changes in value are not quantitatively significant in the instances where you failed the dollar offset ratio test due to a result outside of the 80-125% range.

- Please tell us how you determine that the failure of the dollar offset ratio test is solely due to the "law of small numbers".

- To the extent you determined that the failure was solely due to the "law of small numbers", please tell us the nature and results of those procedures. Additionally, please tell us whether these procedures were considered upfront as part of your hedge documentation.

- To the extent that you have not determined that the failure was solely due to the "law of small numbers", please provide additional information regarding the materiality of the instances where you continued to apply hedge accounting when you failed the dollar offset ratio.

5. Please refer to subsection E.iii of the documentation included in Appendix A of your response letter dated December 14, 2007 and respond to the following:

- It appears in situations where reset/maturity dates are different but "similar", you have an inherent expectation that the reset dates will realign in either one, three, or six months. Please tell us your basis for this expectation, and how you verify that the reset dates really do realign in the future for purposes of evaluating effectiveness.

- Please tell us whether you have ever changed your forecasted transaction in order to better align your cash flow pools with the related hedging instruments.

6. Please tell us the following for each type of hedged forecasted transaction:

- Whether you have missed any of your forecasts (i.e. had more notional amounts of hedging transactions than actual hedgeable forecasted transactions); and if so, the number of times and frequency;

- Whether you consider "short-term conditions" where you do not have a cash flow pool, as noted in subsection H of the documentation included in Appendix A of your response letter dated December 14, 2007, to be missed forecasted transactions;

- Whether you have ever changed the forecasted transaction (example the "tagged or corresponding pool" or the key characteristics of items included within a pool) of an established hedge; and

- If so, how you considered the off-market components of the swap at the time of de-designation and re-designation.

Form 10-Q for the Periods Ended September 30, 2007

Third Quarter Management Summary, page 5

7. You disclose here that the change in your credit costs was affected by several factors, including a change in your estimate of loan losses inherent in the portfolio but not yet visible in delinquencies. Please revise your future filings to quantify the impact of the factors which materially affected it. To the extent the change in estimate is material, please revise to provide the disclosures required by paragraph 22 of SFAS 154.

CAI's Structured Investment Vehicles, page 7

8. We note your response to comment two from our letter dated October 23, 2007 whereby you state that you had no contractual or implicit guarantees to support the SIVs' commercial paper and medium-term notes, beyond the $10 billion of committed liquidity disclosed in your third quarter Form 10-Q. In light of that $10 billion commitment as of September 30, 2007 and your subsequent commitment in December 2007, which you state was important in order to support the senior debt instruments issued by the SIVs and to avoid a ratings downgrade and its market implications, please address the following:

- Please tell us whether you believe you had an implicit variable interest in the form of a liquidity guarantee since inception of each of the seven SIVs, and the basis for your conclusion.

- To the extent you did not believe an implicit variable interest existed since inception of the SIV:

  a. Please tell us how you concluded that your liquidity commitment of $10 billion, which you were not contractually obligated to provide, was not evidence of a further implicit guarantee existing as of September 30, 2007.

b. Given the apparent similarity between the FIN 46R methodology used at December 13, 2007 and your hypothetical FIN 46R analysis at September 30, 2007 (where you assumed you might purchase all of the commercial paper and medium-term notes of the SIVs), please tell us what facts or assumptions changed that caused you to conclude you had become the primary beneficiary of the SIVs as of December 13, 2007.

c. If the hypothetical FIN 46R methodology conducted as of September 30, 2007 differed from the methodology used at December 13, 2007, please explain those differences.

d. Please tell us whether your conclusions regarding whether you were the primary beneficiary at the inception of the SIV would have changed had you originally concluded this implicit guarantee existed at inception and September 30, 2007.

- We note your response indicated that one of the factors that was considered in your September 30, 2007 FIN 46R analysis was the planned orderly sale of the SIVs' assets to wind down the SIVs. Please elaborate on what is meant by the "planned orderly sale of assets" and how it impacted your expected loss calculations.

9. We note your response to comment two from our letter dated October 23, 2007 regarding the collateralized debt obligations (CDO) transactions you underwrote. You state that you began purchasing outstanding commercial paper in anticipation of the exercise of the liquidity puts issued to commercial paper investors. Please tell us:

- Whether you considered the liquidity puts to be variable interests at inception of the CDO transactions. If so, how those variable interests impacted the primary beneficiary calculation at inception and at each reconsideration event.

- How you concluded that you do not have an implicit variable interest in the CDOs you underwrote and the basis for your conclusion.

- Additionally, please tell us whether you have purchased any additional commercial paper, or provided any other liquidity facilities, to these CDO transactions that you were otherwise not contractually obligated to provide.

10. We note your response to comment two from our letter dated October 23, 2007 regarding your other SPE structures that issue commercial paper that may be held by money market funds. You state that these SPE structures would not face an issue regarding rating agency credit downgrades to senior debt positions because

of the liquidity facilities in place since inception of the SPE structures. Please elaborate on the nature of the liquidity facilities that support these other SPE structures. Specifically, please tell us the general terms of the facilities, whether you are a party to any of these liquidity facilities, the amount of the facilities (as compared to the SPE structures assets) and whether the facilities require the liquidity provider to purchase assets from the SPE structure, or purchase commercial paper or other securities.

Citigroup Derivatives, page 30

11.   We note your disclosures on page 30 regarding your exposure to credit derivatives, and specifically the 82% increase in notional value of credit derivatives from December 31, 2006 to September 30, 2007 to a total of $3.5 trillion. To the extent material and applicable, please revise your future filings to address the following regarding your credit derivatives:

   a.   For each the notional and fair value amount of your credit derivatives as of the balance sheet dates presented, please quantify the extent to which the positions held in your credit derivatives portfolio represent a purchase of credit default protection versus a sale of credit default protection, as well as the types of instrument used (e.g., total rate of return swap, credit default swap, or other credit derivative). Within these two categories of protection sold and purchased, please separately quantify the extent to which the derivative activity was for the following purposes:

   - Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
   - Create new credit exposure for your own trading purposes;
   - Reflect credit exposures taken for the benefit of your clients; and
   - Provide an offset to credit exposure taken for the benefit of clients.

   b.   Please revise to discuss your maximum exposure for your credit derivatives portfolio and more clearly identify for the reader the nature of the exposure under these contracts.

   c.   Separately quantify the gross realized gains and losses from your credit derivative activity.

   d.   Consider discussing the settlement triggers that are typical to the swap contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

e.   Discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

f.   Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant increases in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

g.   Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit derivatives, and considering quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

h.   Discuss, in general terms, the potential impact to Citigroup should one of the counterparties to the credit derivatives contract experience a downgrade in their credit rating.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief